press release

ArcelorMittal statement on operations in Liberia

Luxembourg, 8 August 2014 – ArcelorMittal is currently mining and shipping 5 million tonnes of iron ore a year in Liberia from its operations in Yekepa and Buchanan (described as phase 1).

The company is also working on an expansion project (described as phase 2) that will see shipments rise to 15 million tonnes of iron ore with first production planned by the end of 2015.

Due to the evolving situation of the current Ebola virus outbreak in West Africa, contractors working on the phase 2 expansion project have declared force majeure and are moving people out of the country. We are currently assessing the potential impact on the project schedule.

ArcelorMittal remains fully committed to Liberia and the intention is to re-start full construction of the phase 2 project at the earliest opportunity. In the meantime, employees are working to secure equipment and carrying out other critical activities related to logistics, engineering and procurement.

Phase 1 operations continue as normal at this time and to date have not been affected by the situation in Liberia.

Bill Scotting, chief executive of ArcelorMittal Mining, said: “Clearly the priority for Liberia and other affected countries right now is to contain and ultimately stop this current outbreak of Ebola. We are providing full support to the government in this regard and taking every precaution to protect all of our employees on the ground in Liberia. ArcelorMittal has made a long-term commitment to Liberia and we will maintain this commitment. While the recent developments are very concerning, at present we believe that the emergency procedures and other measures developed and currently in place at all ArcelorMittal sites in Liberia make it possible to continue our phase 1 operations.”

Since the outbreak of Ebola in Liberia, ArcelorMittal has taken every precaution to protect its employees and operations, including providing thermoflash scanners to test for fever in all employees and visitors to all ArcelorMittal Liberia locations, distributing 500 full sets of personal protective equipment (PPE) to ArcelorMittal Liberia hospitals and other hospitals and clinics in Nimba, Buchanan and Monrovia, and providing training to healthcare workers and employees. Ebola awareness sessions were conducted by a leading Ebola prevention and control expert, and an infectious disease nurse has been brought in who serves as ArcelorMittal Liberia’s in-house expert and is working closely with the ArcelorMittal hospital teams. The company is also in regular contact with ISOS and Liberia’s Ministry of Health.